UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 13)*

REDDY ICE HOLDINGS, INC.

(Name of Issuer)

Common Shares, $0.01 Par Value

(Title of Class of Securities)

75734R105

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1.	Security and Issuer.

This statement amends the Schedule 13D dated May 16, 2007, as amended by Amendment No. 1, dated July 16, 2007, Amendment No. 2, dated July 19, 2007, Amendment No. 3, dated July 23, 2007, Amendment No. 4, dated July 31, 2007, Amendment No. 5, dated August 8, 2007, Amendment No. 6, dated October 12, 2007, Amendment No. 7, dated January 16, 2008, Amendment No. 8, dated February 4, 2008, Amendment No. 9, dated February 11, 2008, Amendment No. 10, dated February 14, 2008, Amendment No. 11, dated February 22, 2008, and Amendment No. 12, dated March 6, 2008 (as amended, the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”) with respect to Common Shares, $0.01 par value per share (“Common Shares”), of Reddy Ice Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 13 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported in the Amended Schedule 13D.

1. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

The Reporting Persons entered into a Letter Agreement, dated as of April 17, 2008 (the “Letter Agreement”), with the Company, pursuant to which two nominees of the Reporting Persons, Christopher S. Kiper, a Vice President of Shamrock Capital Advisors, and Michael H. Rauch, of counsel to the law firm of Fried, Frank, Harris, Shriver & Jacobson LLP, have been designated by the Reporting Persons and appointed to the Company’s Board of Directors (the “Board”). Pursuant to the Letter Agreement, the size of the Board was expanded to seven directors and Messrs. Kiper and Rauch have been appointed to fill the resulting vacancies.

The Letter Agreement provides that, for the period from April 17, 2008 until the earlier of December 1, 2009 and the date on which the Reporting Persons owns less than 5% of the Company’s outstanding common stock (such period, the “Effective Period”), the Reporting Persons will have the right to designate two members of the Board. The Reporting Person’s designees will be included in the Board’s proxy slates nominated for election to the Board during the Effective Period. The Letter Agreement also provides that during the Effective Period, the Reporting Persons (i) will support the Board’s proxy slates and not support or participate in any “withhold the vote” or similar campaign or (ii) will not propose any proxy resolutions or conduct any proxy solicitations or propose nominees except to the Board and its committees.

The Company has agreed that, during the Effective Period, it will not, without SAVF’s consent, (i) change the size of the Board, other than as contemplated by the Letter Agreement, (ii) amend its certificate of incorporation or bylaws, (iii) select a date earlier than December 1, 2009 as the deadline for advance notice to the Company of stockholder proposals with respect to the Company’s 2010 annual stockholders meeting or (iv) enter into any agreement to do any of the foregoing.

The Letter Agreement also provides for the modification of the membership of the Board’s committees as a result of the appointment of Messrs. Kiper and Rauch as directors. Effective April 17, 2007, Mr. Kiper will serve on the Compensation Committee, the Audit Committee and the Special Committee and Mr. Rauch will serve on the Corporate Governance and Nominating Committee and the Special Committee.

The foregoing description of the Letter Agreement is qualified in its entirety by the complete text of the agreement which is attached hereto as Exhibit 23 and incorporated herein by reference.

In connection with Mr. Rauch’s service as a nominee of the Reporting Persons and member of the Board, SAVF has agreed to (i) pay him an annual retainer of $150,000 and (ii) provide him with limited indemnification for the duration of his service.

2. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document

Exhibit 23	—	Letter Agreement, dated April 17, 2008 among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P. and Reddy Ice Holdings, Inc.

Exhibit 24	—	Joint Filing Agreement, dated May 16, 2007, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2008

SHAMROCK ACTIVIST VALUE FUND, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Stanley P. Gold
	Name:	Stanley P. Gold
	Title:	President and Chief Executive Officer

SHAMROCK ACTIVIST VALUE FUND II, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Stanley P. Gold
	Name:	Stanley P. Gold
	Title:	President and Chief Executive Officer

SHAMROCK ACTIVIST VALUE FUND III, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Stanley P. Gold
	Name:	Stanley P. Gold
	Title:	President and Chief Executive Officer

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.
By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Stanley P. Gold
	Name:	Stanley P. Gold
	Title:	President and Chief Executive Officer

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Stanley P. Gold
	Name:	Stanley P. Gold
	Title:	President and Chief Executive Officer

Exhibit Index

Document

Exhibit 23	—	Letter Agreement, dated April 17, 2008 among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P. and Reddy Ice Holdings, Inc.

Exhibit 24	—	Joint Filing Agreement, dated May 16, 2007, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.